23000713

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SEC Mail Processing

MAR 07 2023

Washington, DC

SEC FILE NUMBER
8-37440

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Estrada Hinojosa & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 North Pearl Street, Suite 2100
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

F. Robert (Bob) Falken	214-658-1670	rfalkenberg@ehmu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

999 3rd Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/03	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Eric Felt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Estrada Hinojosa & Co., Inc., as of 12/31, 2'022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BELINDA ANN GARZA
My Notary ID # 2549843
Expires November 10, 2023

Signature: [signature]

Title: Managing Director & CCO

[signature] Belinda Ann Garza
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2022

ESTRADA • HINOJOSA

INVESTMENT BANKERS

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Estrada Hinojosa & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. (the Company) as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II, have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 28, 2023

We have served as the Company's auditor since 2021.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets		
Cash and cash equivalents	$	3,291,793
Cash deposits with clearing organization		2,042,902
Investments, at fair value		1,738,943
Trade receivables		698,408
Receivables from brokers and dealers		604,255
Property and equipment, net		152,873
Prepaid expenses		271,567
Right-of-use asset		1,362,509
Deferred tax asset		9,402
Other assets		238,160
Total Assets	$	10,410,812
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	744,624
Federal and state taxes payable		58,130
Lease liability		1,388,010
Total Liabilities		2,190,764
Stockholders' Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and 9,356 outstanding		120
Additional paid-in capital		411,592
Treasury stock, 2,595 shares		(1,489,743)
Retained earnings		9,298,079
Total Stockholders' Equity		8,220,048
Total Liabilities and Stockholders' Equity	$	10,410,812

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022

Revenue	
Underwriting	$ 5,720,285
Financial advisory	8,776,885
Interest and other income	29,209
Total revenue	14,526,379
Operating expenses	
Commissions	1,316,810
Employee compensation	8,206,503
Office rent	562,146
Depreciation	60,248
Clearing costs	904
Other operating expenses	4,285,286
Total operating expenses	14,431,897
Income before income taxes	94,482
Income tax expense	83,823
Net income	$ 10,659

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2021	$ 120	$ 378,989	$ (1,236,511)	$ 9,287,420	$ 8,430,018
Purchase of treasury stock	-	-	(253,232)	-	(253,232)
Stock compensation expense	-	32,603	-	-	32,603
Net income	-	-	-	10,659	10,659
Balance, December 31, 2022	$ 120	$ 411,592	$ (1,489,743)	$ 9,298,079	$ 8,220,048

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

Net income	$	10,659
Cash provided by Operating Activities:		
Depreciation expense		60,248
Stock compensation expense		32,603
Deferred income taxes		(36,593)
(Increase)/decrease in assets		
Amortization of right-of-use asset		279,448
Net change in investments		(488,843)
Trade receivables		(13,892)
Receivables from brokers and dealers		(410,995)
Prepaid expenses		91,866
Other assets		125,616
Increase/(decrease) in liabilities		
Accounts payable and accrued expenses		(143,153)
Federal and state taxes payable		(51,607)
Lease liability		(267,601)
Cash provided by Operating Activities		(812,244)
Cash provided by Investing Activities		
Purchases of property and equipment		(15,577)
Cash provided by Investing Activities		(15,577)
Cash provided by Financing Activities		
Purchase of treasury stock		(253,232)
Cash provided by Financing Activities		(253,232)
Net change in cash and cash equivalents		(1,081,052)
Cash and cash equivalent, and restricted cash at beginning of the year		6,415,747
Cash and cash equivalent, and restricted cash at end of the year	$	5,334,695
Cash and cash equivalent, and restricted cash at end of the year consists of:		
Cash and cash equivalent	$	3,291,793
Restricted Cash, deposits with clearing organizations		2,042,902
	$	5,334,695

The Notes to Financial Statements are
an integral part of this statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, continuing disclosure submission services, and secondary market sales. The accompanying Financial Statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and investments, with maturities of three months or less, that are not segregated and deposited for regulations purposes.

Accounts Receivable

Receivables are reported in the statement of financial condition at outstanding principal adjusted for any allowance for credit losses. The receivable is recognized upon completion of the performance obligation to the customer and collateral is not required. An allowance for credit losses is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. The Company's expectation is that credit risk is not significant until receivables are more than 180 days past due. As of December 31, 2022, the Company had no accounts that management believed were doubtful of being collected. Receivables related to contracts with customers as of December 31, 2022 and December 31, 2021 were $698,408 and $684,516, respectively.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives from three to seven years using the straight-line method.

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in our statement of financial condition. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line bases over the lease term.

For leases with a term of 12 months or less, the Company has made an accounting policy election by class or underlying asset not to recognize lease assets and lease liabilities. The Company elected this practical expedient and has not accounted for leases with lease term of 12 months or less. Lease payments for these leases incurred for the year ended December 31, 2022 is included on the Statement of Income with Office rent.

Revenue Recognition

The Company recognized revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of revenues and certain costs. Revenue from contracts with clients is recognized when the Company satisfies performance obligations by transferring the service to the client. A service is transferred to a client when the client obtains control and benefit of that service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the service.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

The Company engages in the underwriting of municipal debt securities for governmental entities and public/private conduit issuers that use the proceeds from the sale of such securities for purposes specified in the issuer's official statement. Revenues arising from the primary offering of municipal debt securities for governmental entities and public/private conduit issuers for the portion of the bonds the Company is contracted to purchase are recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue arising from transactions of municipal debt underwritings since the terms of the transaction have been established, beneficial ownership has been transferred, all performance obligations have been satisfied, there are no significant variable constraints and there is no significant action which the Company must undertake subsequent to this date.

The Company recognizes an underwriting expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses these costs.

The Company provides financial advisory services to governmental entities and public/private conduit issuers of municipal securities. Revenues are earned from fees arising from the rendering of financial advice with respect to a public or private issuance of municipal securities or the structuring of a bank loan on behalf of the governmental entities and/or public/private conduit issuers. The Company recognizes financial advisory fees at a point in time when the related transaction or engagement is successfully completed, i.e. closing date. The Company believes that closing date is the appropriate point in time to recognize revenues arising from financial advisory services as that is when the customer receives the benefit of the services, all performance obligations have been satisfied, and there are no significant variable constraints.

The Company defers financial advisory expenses only to the extent they are explicitly reimbursable by the financial advisory client and records expenses when the related revenue has been recognized. Expenses reimbursed by our clients are recognized as financial advisory revenues; otherwise, financial advisory expenses are recognized as they are incurred.

Fees for placement agent services and continuing disclosure submission services are recorded when earned and are considered earned when the service has been delivered to the customer.

Interest and other income represent revenues that are not within the scope of ASC 606.

The economic conditions which affect the Company's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

Changes in future tax rates are recognized upon enactment of the new rates and are recorded as a component of income tax expense.

The Company recognizes and measures any unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2022, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirement on securities owned and other non-recurring debits, such as securities sold short, fails, and unanticipated price corrections.

NOTE 3. FAIR VALUE

Fair Value Measurement

Investments are recorded at fair value and investment transactions are recorded on the trade date. ASC 820 Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs: inputs that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and other observable inputs other than quoted market prices included within level 1.

NOTE 3. FAIR VALUE - CONTINUED

Level 3 inputs: are significant unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

At December 31, 2022, the Company's investments consist of certificates of deposit with original maturities greater than 90 days valued at $1,738,943. Broker pricing is used for valuation of certificates of deposit and is based on pricing of similar assets. For the year ended December 31, 2022, unrealized losses were $14,154 and are included in other income in the statement of income.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2022.

Fair Value Measurements on a Recurring Basis
As of December 31, 2022

Assets	Level 1	Level 2	Level 3	Total
Certificates of deposit	$ -	$ 1,738,943	$ -	$ 1,738,943
TOTALS	$ -	$ 1,738,943	$ -	$ 1,738,943

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2022, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 2,017,525	$ -
Receivables from brokers and dealers	604,255	
Other	25,377	-
	$ 2,647,157	$ -

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS - CONTINUED

At December 31 2022, the above balance is included in cash deposits with clearing organization of $2,042,902 and receivables from brokers and dealers $604,255 recorded in the statement of financial condition.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2022:

Property and Equipment

Computer equipment and software	$ 658,893
Furniture and fixtures	159,049
Leasehold improvements	73,336
	891,278
Accumulated depreciation	(738,405)
Property and Equipment, Net	$ 152,873

NOTE 6. OPERATING LEASES

The right of use assets, pertain to office leases in ten locations across the country. These are for various non-cancellable lease terms ranging from 12 to 56 months with monthly rental payments in the range of $450 to $16,849. Since the Company is not reasonably certain that it will exercise the option to extend the leases beyond the respective non-cancellable periods, the Company has not included the option period in the lease term for any of the leases accounted under ASC 842. The Company recognized ROU assets and lease liabilities in the amount of $42,806 in 2022.

Rent expense for the year ended December 31, 2022, was $562,146 and is included in office rent within the statement of income. Undiscounted cash flows on operating lease liabilities are $1,388,010 as of and for the year ended December 31, 2022.

NOTE 6. OPERATING LEASES - CONTINUED

The following schedule of future minimum lease payments under operating leases, is as follow:

Year Ended December 31	Total
2023	$ 349,078
2024	302,075
2025	279,919
2026	220,157
2027	224,650
Thereafter	230,804
Total lease payments	1,606,683
Imputed interest	218,673
Total lease liability	$ 1,388,010

The weighted average remaining lease term is 61 months, and the weighted average discount rate is 5.5%.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting debt to net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $7,087,300 which was $6,987,300 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.11 to 1.

NOTE 8. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2022:

Income taxes		
Federal:		
Current	$	81,703
Deferred		(35,282)
State:		
Current		38,713
Deferred		(1,311)
Total tax expense (benefit)	$	83,823

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the book and tax basis of the assets and liabilities.

Components of the net deferred tax asset (liability) are as follows at December 31, 2022:

Deferred tax assets resulting from:		
ROU deferred tax asset	$	304,875
Reimbursable expenses		38,611
Total deferred tax assets	$	343,486
Deferred tax liability resulting from:		
ROU deferred tax liaility	$	(299,274)
Stock compensation		(1,234)
Property and equipment		(33,576)
Total deferred tax liabilities	$	(334,084)
Deferred tax asset, net	$	9,402

NOTE 9. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(k) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2022 was $236,214.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company rents a property on a month to month basis in South Padre Island, Texas from an affiliate related through common ownership. Total rental expense of $87,000 is included in office rent within the statement of income for the year ended December 31, 2022.

The Company leases an aircraft on a monthly basis from an affiliate party. Total lease expense was $422,175 for the year ended December 31, 2022 and is included in other operating expenses within the statement of income.

NOTE 11. STOCK REPURCHASE

The Company adopted an employee stock purchase plan in order to offer 2,350 shares to various key employees in 2015.

During 2022, the Company bought back 359 shares with a cost of $253,232 for an average price of $705.38 per share.

The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the Company may exercise its call option and under the terms of the stock purchase plan may buy back the stock at the lesser of the price paid by the employee for such shares or the per share book value at the termination date. Compensation expense related to the sale of shares at a discount will be amortized over the next three years for each installment. Compensation expense of $32,603 was recognized during the year ended December 31, 2022.

SUPPLEMENTAL INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Net Capital Computation:		
Total shareholders' equity	$	8,220,048
Non-allowable assets -		
Trade receivables		(650,738)
Prepaid expenses, other assets, and receivables from affiliates		(324,441)
Property and equipment, net		(152,874)
Net capital before haircuts on security positions		7,091,995
Haircuts on securities		(4,695)
Net Capital	$	7,087,300
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement	$	53,517
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	6,987,300
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	6,967,300
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	802,754
Percentage of aggregate indebtedness to net capital		11.33%

RECONCILEMENT OF UNAUDITED 12/31/22 NET CAPITAL REPORTED ON 1/25/23
TO AUDITED 12/31/22 NET CAPITAL REPORTED WITH FINAL 12/31/22 AMENDMENT:

OWNERSHIP EQUITY AS REPORTED JANUARY 25, 2022 (UNAUDITED)	$	8,174,441
POST CLOSING ADDITION TO EQUITY:		45,607
AUDITED DECEMBER 31, 2022 OWNERSHIP EQUITY	$	8,220,048
Net Effect of Post Closing Adjustments	$	45,607

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE II - STATEMENTS REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under the provisions of SEC Rule 15c3-3 (k)(2)(ii).

Information Relating to the Possession or Control Requirement as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted as the Company has no customer securities in its possession or under its control.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant To Rule 17a-5(d)(2):

There were no liabilities which were subordinated to the claims of general Creditors at December 31, 2022 or for the year then ended.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Estrada Hinojosa & Company, Inc.

We have reviewed management's statements, included in the accompanying Estrada Hinojosa & Company, Inc.'s (the Company) Exemption Report in which:

1) The Company states the Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) The Company states the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
February 28, 2023

ESTRADA HINOJOSA & COMPANY, INC.

EXEMPTION REPORT

Estrada Hinojosa & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Estrada Hinojosa & Company, Inc., is exempt from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k) as the Firm operates under the (k)(2)(ii) exemption. All customer transactions are cleared through Hilltop Securities, Inc. ("Hilltop") on a fully disclosed basis. The Firm has met the (k)(2)(ii) exemption throughout the most recent fiscal year without exception (2022).

Estrada Hinojosa & Co., Inc.

Estrada Hinojosa & Company, Inc.

I, Noe Hinojosa, Jr., swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

President & CEO
February 24, 2023

CC: Scott E. Felt, CCO & FINOP

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Estrada Hinojosa & Company, Inc.

We have reviewed management's statements, included in the accompanying Estrada Hinojosa & Company, Inc.'s (the Company) Exemption Report in which:

1) The Company states the Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) The Company states the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
February 28, 2023

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Estrada Hinojosa & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Estrada Hinojosa & Company, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting the following differences:
    a. Direct expense of printing, advertising, and legal fees incurred in connection with other revenues related to the securities business reported in the supporting schedules were $401,171; whereas direct expense of printing, advertising, and legal fees incurred in connection with other revenues related to the securities business reported in the Form SIPC-7 were $401,871, resulting in a difference of $700.
    b. Net loss from securities in investment accounts reported in the supporting schedules was $14,454; whereas net loss from securities in investment accounts reported in the Form SIPC-7 was $14,544, resulting in a difference of $90.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 28, 2023

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

COMMUNICATION OF OTHER CONTROL DEFICIENCIES

In planning and performing our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2022, in accordance with the standards of the Public Company Accounting Oversight Board (United States) we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. However, we became aware of the following matters that relate to internal control deficiencies, as well as opportunities to strengthen company operating efficiency.

- Entity Level Controls: The Company does not have a formal policy in place to review deficiencies in sub-service organizations. We recommend management implement a policy to review the reports for exceptions and assess the impact to the Company's operations.

This letter does not affect our report dated February 28, 2023, on the financial statements of the Company. This communication is intended solely for the information and use of the Board of Directors and management of Estrada Hinojosa & Company, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 28, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Estrada Hinojosa & Company, Inc.
600 N. Pearl Street, Suite 2100
South Tower
Dallas, TX 75201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Bob Falkenberg 214-658-1670

2. A.	General Assessment (item 2e from page 2)	$7,950.80
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 28,2022 Date Paid	(4,138.49)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	3,812.31
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$3,812.31

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $3,812.31

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO & FINOP
(Title)

Dated the 24th day of February, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/22
and ending 12/31/22

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$14,526,379
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	14,544
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	14,544
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,776,885
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	60,851
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	401,871
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $788	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	788
Total deductions	9,240,395
2d. SIPC Net Operating Revenues	$5,300,528
2e. General Assessment @ .0015	$7,950.80

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation

ESTRADA • HINOJOSA
INVESTMENT BANKERS

600 South Pearl Street, Suite 2100, South Tower,
Dallas, Texas 75201
800.676.5352 / www.estradahinojosa.com